UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) off The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 21, 2012

RAYSTREAM INC.

(Exact name of registrant as specified in charter)

Nevada	333-167084	27-2310076
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2101 Midway Road, Suite 140, Carrollton, Texas	75006
(Address of principal executive offices)	(Zip Code)

(972) 980-7206

Registrant’s telephone number

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 1.01.

Entry into Material Definitive Agreement.

On March 21, 2012, Raystream Inc. (the “Company”) entered into various financing documents with JMJ Financial (the “Financing Documents”) providing for the sale, by the Company, of up to $1.58 million of 5% convertible promissory notes  (the “Promissory Notes”) as well as warrants issuable prorated on the amounts actually funded to the Company.  The Promissory Notes are due on March 21, 2015 and $400,000 has already been advanced to the Company.  In addition, the Financing Documents include customary representations, warranties and covenants and also grant a security interest in favor of JMJ Financial over the Company’s assets.  The Promissory Note can be converted, at the holder’s option, into the Company’s common stock at the lesser of $0.40 or 70% of the lowest trade price in the 20 trading days previous to the conversion.

In connection with this financing, Unlimited Trade, an existing stockholder, has agreed to provide financing to match the first $500,000 under the same terms as those in the Financing Documents.

Item 2.03

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained in Item 1.01 above is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYSTREAM INC.

Date: March 27, 2012	By:	/s/ Brian Petersen
Brian Petersen, Director